Filing pursuant to Rule 425 under the
                                        Securities Act of 1933, as amended.
                                        Filer: ProAssurance Corporation

                                        Subject Company: NCRIC, Inc.
                                        Commission File No.: 0-25505

                                        Date: March 1, 2005


This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of ProAssurance Corporation, NCRIC Group, Inc. and the combined company following the proposed merger between ProAssurance and NCRIC, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of ProAssurance and NCRIC, including, without limitation (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the merger, (ii) statements regarding certain of ProAssurance's and/or NCRIC's goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, and (iii) statements preceded by, followed by or that include the words "anticipate", "believe", "estimate", "expect", "hopeful", "intend", "may" "optimistic", "preliminary", "project", "should", "will" and similar expressions which are intended to identify these forward-looking statements or similar expressions. These statements are based upon the current beliefs and expectations of ProAssurance's and NCRIC's management and actual results may differ from those set forth in the forward-looking statements. These forward-looking statements are subject to significant risks, assumptions and uncertainties (many of which are beyond ProAssurance's and NCRIC's control), including, among other things, the following important factors that could affect the actual outcome of future events:

Relating to ProAssurance's proposed transaction with NCRIC:

o The business of ProAssurance and NCRIC may not be combined successfully, or such combination may take longer to accomplish than expected;

o the cost savings from the merger may not be fully realized or may take longer to realize than expected;

o operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;

o governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger;

o there may be restrictions on our ability to achieve continued growth through expansion into other states or through acquisitions or business combinations; and


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o    the stockholders of NCRIC may fail to approve the merger.

Relating to the ongoing operations of the combined companies:

o General economic conditions, either nationally or in our market area, that are worse than expected;

o regulatory and legislative actions or decisions that adversely affect our business plans or operations;

o    price competition;

o inflation and changes in the interest rate environment, the performance of financial markets and/or changes in the securities markets that adversely affect the fair value of our investments or operations;

o changes in laws or government regulations affecting medical professional liability insurance and practice management and financial services;

o    changes to our ratings assigned by A.M. Best;

o    the effect of managed healthcare;

o uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance, and changes in the availability, cost, quality, or collectibility of reinsurance;

o significantly increased competition among insurance providers and related pricing weaknesses in some markets;

o changes in accounting policies and practices, as may be adopted by our regulatory agencies and the Financial Accounting Standards Board; and

o    changes in our organization, compensation and benefit plans.

Additional factors that may cause ProAssurance's and/or NCRIC's results to differ materially from those described in the forward-looking statements can be found in ProAssurance's and NCRIC's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning NCRIC or the proposed merger or other matters and attributable to ProAssurance or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. ProAssurance and NCRIC do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.


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We  wish  to  caution   readers  not  to  place  undue   reliance  on  any  such
forward-looking statements, which speak only as of the date made, and wish to advise readers that the factors listed above could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. We do not undertake and specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The proposed transaction will be submitted to NCRIC's stockholders for their consideration. ProAssurance and NCRIC will file with the SEC a registration statement and a proxy statement/prospectus and other relevant documents concerning the proposed transaction. Stockholders of NCRIC are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about ProAssurance and NCRIC, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Frank B. O'Neil, Senior Vice President, Corporate Communications, ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209, tel: (205) 877-4461 or to Eric Anderson, Senior Vice President, Investor Relations, NCRIC, Inc., 1115 30th Street, N.W., Washington, D.C. 20007, tel: (202) 969-3102.

NCRIC, Inc. and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of NCRIC in connection with the merger. Information about the directors and executive officers of NCRIC and their ownership of NCRIC common stock is set forth in the proxy statement, dated May 7, 2004, for NCRIC's 2004 annual meeting of stockholders, as filed with the SEC. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A PRESS RELEASE ISSUED BY PROASSURANCE ON MARCH 1, 2005:

PROASSURANCE TO PRESENT AT UPCOMING INVESTMENT CONFERENCES

COMPANY TO BROADCAST PRESENTATIONS OVER THE INTERNET
BIRMINGHAM, AL.--(BUSINESS WIRE)--March 1, 2005 - ProAssurance Corporation (NYSE: PRA ) will make a presentation to the Raymond James & Associates 26th Annual Institutional Investors Conference on Monday, March 7, 2005 at 11:00 AM ET. If you would like to listen to this presentation live over the Internet you will need to register at http://www.wsw.com/webcast/rjii05/pra/ prior to the start of the presentation; pre-registration is now available. If you are unable to listen to the live broadcast, a replay will be available for 30 days by accessing the address above. There is no charge to access the event.


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ProAssurance  will also present at the  Association  of Insurance  and Financial
Analysts Mid-Winter Conference on Tuesday, March 8, 2005 in New Orleans, Louisiana. The presentation will be broadcast live on the Internet Tuesday at
noon.   If  you  would   like  to  access   the   webcast   you  can  do  so  at
http://www.vcall.com/CEPage.asp?ID=90759. A replay of the webcast will be available for one year.

In both presentations ProAssurance management will be focusing on 2004 year-end results, future outlook, and will comment on the recently announced transaction that would merge NCRIC Group, Inc. into ProAssurance in a proposed stock-for stock transaction. Links to both presentations will be provided on ProAssurance's website, www.ProAssurance.com. The presentation materials used by the Company will be available as part of the webcast and on our website. You will also be able to obtain a free copy of the materials, as well as other filings containing information about ProAssurance, at the SEC's Internet site (http://www.sec.gov).

ABOUT PROASSURANCE
ProAssurance is a specialty insurer with more than $3.2 billion in assets and almost $790 million in gross written premiums. As the nation's fourth largest writer of medical professional liability insurance, our principal professional liability subsidiaries, The Medical Assurance Company, Inc., ProNational Insurance Company, and Red Mountain Casualty Insurance Company, Inc., are recognized leaders in developing solutions which serve the needs of the evolving health care industry. We are the tenth largest writer of personal auto coverage in Michigan through our subsidiary, MEEMIC Insurance Company.

A.M. Best assigns a rating of "A-" (Excellent) to ProAssurance and our principal professional liability subsidiaries and MEEMIC, Standard & Poor's assigns our principal professional liability carriers a rating of "A-" ("Strong"), and Fitch assigns a rating of "A-" to our subsidiaries The Medical Assurance Company, ProNational Insurance Company and MEEMIC Insurance Company.


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